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SEC Mail
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FEB 17 2010

Washington, DC
109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2009___ AND ENDING ___12/31/2009___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INNOVATION PARTNERS LLC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2423-A PLANTATION CENTER DRIVE___
(No. and Street)

___MATTHEW___   ___NC___   ___28105___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___PATRICK SUTHERLAND___   ___704-708-5461___
                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___MOYER, SMITH & ROLLER___   ___CPA, PA.___
(Name – *if individual, state last, first, middle name*)

___7229 Albemarle Road, Suite A, Charlotte, NC 28227___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _PATRICK SUTHERLAND_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _INNOVATION PARTNERS, LLC_ , as of _DECEMBER_ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CEO, PRINCIPAL
Title

Bertina M. Daniel
Notary Public
My commission expires 8/16/2011

This report ** contains (check all applicable boxes):
☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INNOVATION PARTNERS, LLC

Matthews, North Carolina

Audited

Financial Statements

At

December 31, 2009

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

Page

Financial Statements:

 

MSR

CERTIFIED PUBLIC ACCOUNTANTS

MOYER, SMITH & ROLLER

Independent Auditors' Report

To the Members of
Innovation Partners, LLC
Matthews, North Carolina

We have audited the accompanying balance sheet of Innovation Partners, LLC as of December 31, 2009, and the related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Partners, LLC as of December 31, 2009, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

January 21, 2010

Providing Fraud Investigation, Tax, Consulting and Accounting Services to Area Businesses Since 1989

7229 Albemarle Rd., Suite "A", North Carolina 28227 704-566-0222 Fax: 704-531-6197
E-Mail: wesmith@msr-cpa.com   Web-Site: www.msr-cpa.com


INNOVATION PARTNERS, LLC
Balance Sheet
December 31, 2009

ASSETS

Current Assets

Cash	$	20,204
Prepaid Expenses		5,330
Total Current Assets		25,534
TOTAL ASSETS	$	25,534

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts Payable	28
Total Current Liabilities	28
Total Liabilities	28
Members' Equity	25,506
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 25,534

INNOVATION PARTNERS, LLC
Statement of Operations
For The Year Ended December 31, 2009

Revenues	$	115,345
Operating Expenses		
Commissions Expense		33,469
Licenses and NASD Fees		15,664
Miscellaneous Expense		568
Professional and Consulting Fees		69,893
Rent		6,750
Total Operating Expenses		126,344
Net Income (Loss) From Operations	($	10,999)

INNOVATION PARTNERS, LLC
Statement Of Cash Flows
For The Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	($ 10,999)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in Prepaid Expenses	(3,586)
Increase (Decrease) in Accounts Payable	28
NET CASH USED IN OPERATING ACTIVITIES	(14,557)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions	5,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,000

NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,557)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	29,761
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,204

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2009

Description:

Beginning Balance	$	31,505
Plus: Additional Paid-In Capital		5,000
Less: Net Loss	(	10,999)
Ending Balance	$	25,506

INNOVATION PARTNERS, LLC
Notes To Financial Statements
December 31, 2009

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Innovation Partners LLC, a North Carolina limited liability company organized in 2007, acts as an independent minority broker-dealer firm that specializes in the distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters to minority owned firms. The Company also provides retirement advice and other financial advisory services to its individual clients. The Company acts for minority clients located throughout the continental United States.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions or proprietary trading at this time.

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Revenue Recognition

Revenue is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Expenses of the firm are recorded when the obligation is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

INNOVATION PARTNERS, LLC
Notes To Financial Statements (Continued)
December 31, 2009

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

Management has evaluated subsequent events through January 21, 2010, the date the financial statements were available to be released.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Innovation Partners, LLC has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Innovation Partners, LLC receives a commission from the transaction. We believe that the transactions of Innovation Partners, LLC are within the exemptions section which is located at Rule 15c3-3 (k)(2)(i).

NOTE C - RELATED PARTY TRANSACTIONS

During 2009, Insigne Consulting, Inc., which is owned by the members of Innovation Partners, LLC, was paid $66,893.00 in consulting fees for actuarial product development. The Company paid Insigne Consulting, Inc. $6,750 for office space.

During 2009, the Company paid $32,968 to Yanique Lawrence for commissions on products sold. Yanique Lawrence is a member of the LLC.

INNOVATION PARTNERS, LLC
Notes To Financial Statements (Continued)
December 31, 2009

NOTE D - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2009, is computed as follows:

Total Assets	$	25,534
Total Liabilities		28
Total Net Worth		25,506
Subordinate Loans		-
Adjusted Net Worth		25,506
Less Non-Allowable Assets:		
Prepaid Expenses	(	5,330)
Current Capital		20,176
Less Haircuts		-
Net Capital		20,176
Required Capital		5,000
Excess Net Capital		15,176
Aggregate Indebtedness		
Aggregate Indebtedness to Net Capital		

The computed net capital per the company agreed with audited net capital.

Net Capital	$	20,176
Net Capital per company computation		20,176
Difference	$	-

NOTE E - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

 
Report on Internal Control Required by SEC Rule 17a-5

To the Members of
Innovation Partners, LLC
Matthews, North Carolina

In planning and performing our audit of the financial statements of Innovation Partners, LLC (the "Company") for the year ended December 31, 2009 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Providing Fraud Investigation, Tax, Consulting and Accounting Services to Area Businesses Since 1989

7229 Albemarle Rd., Suite "A", North Carolina 28227   704-566-0222   Fax: 704-531-6197
E-Mail: wesmith@msr-cpa.com   Web-Site: www.msr-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of the member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer, Smith + Roller, P.A.

January 21, 2009